The attached Financial Statements are those of The Needle Capital Corp. ("Needle"), which was a Capital Pool Company. These Financial Statements are being filed as the financial year end of Needle ended prior to the closing of Needle’s qualifying transaction. These Financial Statements are not the consolidated financial statements of The Flowr Corporation ("Flowr"), the entity resulting from completion of the qualifying transaction.

Needle's operations after its merger with Flowr will be incorporated into the results of Flowr's third quarter consolidated financial statements for the period ended September 30, 2018, which will be released in November 2018.

The Needle Capital Corp.
(A Capital Pool Corporation)
Financial Statements
For the year ended June 30, 2018 and the period
from June 1, 2016 (date of incorporation) to June 30, 2017
(expressed in Canadian dollars)

Independent Auditors' Report

To the Shareholders' of The Needle Capital Corp.:

We have audited the accompanying financial statements of The Needle Capital Corp., which comprise the statements of financial position as at June 30, 2018 and 2017, and the statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the year ended June 30, 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of The Needle Capital Corp. as at June 30, 2018 and 2017 and its financial performance and its cash flows for the year ended June 30, 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Calgary, Alberta
October 26, 2018	Chartered Professional Accountants
Licensed Public Accountants

The Needle Capital Corp.
Statements of Financial Position
As at

	June 30,	June 30,
	2018	2017

Assets
Current
Cash	$284,653	$176,369
Deferred financing costs (Note 6)	-	56,500
Total assets	$284,653	$232,869

Liabilities
Current
Accounts payable and accruals	$10,000	$29,500

Shareholders' Equity
Share capital (Note 6)	$385,600	$210,000
Contributed surplus	74,000	-
Deficit	(184,947)	(6,631)
Total shareholders’ equity	$274,653	$203,369
Total liabilities and shareholders’ equity	$284,653	$232,869

Letter of Intent (Note 11)

Subsequent Event (Note 12)

Approved on behalf of the Board

Director	Director

The accompanying notes are an integral part of these financial statements

The Needle Capital Corp
Statement of Loss and Comprehensive Loss
For year ended June 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017

	2018	2017
Expenses
General and administration	$24,920	$-
Professional fees	96,396	6,631
Share-based payments (Note 7)	57,000	-
Net loss and comprehensive loss	$178,316	$6,631
Loss per share	(0.08)	(0.00)

Weighted average shares outstanding (Note 6)	2,367,123	-

The accompanying notes are an integral part of these financial statements

The Needle Capital Corp.
Statement of Changes in Shareholders’ Equity

	Share	Contributed		Shareholders’
	Capital	Surplus	Deficit	Equity
	($)	($)	($)	($)
As at June 30, 2016	-	-	-	-
Share issuance	210,000	-	(6,631)	203,369
As at June 30, 2017	210,000	-	(6,631)	203,369
Share issuance (Note 6)	300,000	-	-	300,000
Share issue costs (Note 6)	(124,400)	-	-	(124,400)
Agent warrants (Note 6)	-	17,000	-	17,000
Option issuance (Note 7)	-	57,000	-	57,000
Net loss for the period	-	-	(178,316)	(178,316)
As at June 30, 2018	385,600	74,000	(184,947)	274,653

The accompanying notes are an integral part of these financial statements

The Needle Capital Corp.
Statement of Cash Flows
For the year ended June 30,

	2018	2017
Cash provided by the following activities:
Operating activities
Net loss	$(178,316)	(6,631)
Share-based payments (Note 7)	57,000	-
Change in non-cash working capital:
Deferred financing costs	-	(56,500)
Accounts payable and accruals	(19,500)	29,500
Cash flows used in operating activities	(140,816)	(33,631)
Financing activities
Issuance of common shares (Note 6)	$249,100	210,000
Cash flows provided by financing activities	249,100	210,000
Increase in cash resources	108,284	176,369
Cash resources, beginning of period	176,369	-
Cash resources, end of period	$284,653	176,369

The accompanying notes are an integral part of these financial statements

The Needle Capital Corp.
Notes to the Financial Statements
For year ended June 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017

1.	Incorporation and operations

The Needle Capital Corp. (the "Company") was incorporated on June 1, 2016 by Certificate of Incorporation issued pursuant to the provisions of the Business Corporations Act (Alberta). The Company is classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange (the "Exchange"). The principal business of the Company is to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein by completing a purchase transaction, by exercising of an option or by any concomitant transaction. The purpose of such an acquisition is to satisfy the related conditions of a qualifying transaction under the Exchange rules.

The head office and registered office of the Company is located at 1900, 520 – 3rd Street SW, Calgary, Alberta.

The Company issued 4,200,000 common shares for an amount of $210,000 and on June 16, 2017 the Company’s prospectus for an Initial Public Offering (“IPO”) of the Company’s common shares was receipted by the regulatory authorities. The IPO closed on September 15, 2017 and a total of 3,000,000 common shares were issued at a price of $0.10 per common share. The Company’s shares commenced trading on September 15, 2017 under the symbol NEDL.P.

Where an acquisition or participation is warranted, additional funding may be required. The ability of the Company to fund its potential future operations and commitments is dependent upon the ability of the Company to obtain additional financing.

There is no assurance that the Company will identify a business or asset that warrants acquisition or participation within the time limitations permissible under the policies of the Exchange, at which time the Exchange may suspend or de-list the Company's shares from trading.

2.	Basis of preparation

Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in effect for the fiscal period beginning July 1, 2017.

These were authorized for issue in accordance with a resolution of the directors on October 26, 2018.

Basis of measurement

These financial statements are stated in Canadian dollars and were prepared on a going concern basis, under the historical cost convention except for share based compensation.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where estimates are significant to the financial statements are disclosed in Note 4.

The Needle Capital Corp.
Notes to the Financial Statements
For year ended June 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017

3.	Significant accounting policies

Cash

Cash consists of the proceeds generated on the issuance of common shares, which is being held in trust by legal counsel for the Company.

Deferred financing costs

Financing costs related to the Company’s proposed financing are recorded as deferred financing costs. These costs will be deferred until the financing is completed, at which time the costs will be charged against the proceeds received. If the financing does not close, the costs will be charged to operations.

Share-based payments

The Company applies a fair value based method of accounting to all share-based payments. Employee and director stock options are measured at their fair value of each tranche on the grant date and recognized over its respective vesting period. Non-employee stock options are measured based on the service provided to the reporting date and at their then-current fair values. The cost of stock options is presented as share-based payment expense when applicable. On the exercise of stock options share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based payments.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on differences between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Non-derivative financial instruments

Non-derivative financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs.

The Needle Capital Corp.
Notes to the Financial Statements
For year ended June 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017

3.	Significant accounting policies (continued)

Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method. The Company does not have any financial instruments in this category.

Financial assets at fair value through profit or loss

An instrument is measured at fair value through profit or loss if it is held-for-trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance the Company's documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Cash is included in this category.

Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. Accounts payable and accruals are included in this category.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Impairment of financial assets

Financial assets are assessed at each reporting date in order to determine whether objective evidence exists that the assets are impaired as a result of one or more events which have had a negative effect on the estimated future cash flows of the asset.

If there is objective evidence that a financial asset has become impaired, the amount of the impairment loss is calculated as the difference between its carrying amount and the present value of the estimated future cash flows from the asset discounted at its original effective interest rate. Impairment losses are recorded in earnings. If the amount of the impairment loss decreases in a subsequent period and the decrease can be objectively related to an event occurring after the impairment was recognized, the impairment loss is reversed up to the original carrying value of the asset. Any reversal is recognized in earnings.

Accounting standards issued but not yet applied

The Company has reviewed amendments to accounting pronouncements that have been issued but are not yet effective, and determined that the following may have a future impact on the Company.

IFRS 9 Financial Instruments
In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes requirements for recognition and measurement, impairment, de-recognition and general hedge accounting. IFRS 9 is effective for annual period beginning on or after January 1, 2018.

The Needle Capital Corp.
Notes to the Financial Statements
For year ended June 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017

3.	Significant accounting policies (continued)

IFRS 15 Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board (“IASB”) issued IFRS 15 Revenue from Contracts with Customers which specifies how and when an entity will recognize revenue as well as requiring entities to provide users of financial statements with more informative, relevant disclosures. IFRS 15 is effective for annual period beginning on or after January 1, 2018.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces the previous leases standard, IAS 17 Leases. IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Lessors continue to classify leases as operating leases or finance leases, and account for those two types of leases differently. IFRS 16 is effective for periods beginning on or after January 1, 2019.

The Company does not anticipate a significant impact from the adoption of these standards.

4.	Significant accounting estimates and assumptions

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Estimates

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are:

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Judgements

The key areas of judgment that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are:

Taxes

The Company recognizes deferred tax assets to the extent that it is probable that future taxable profits will be available to utilize the Company’s deductible temporary differences which are based on management’s judgement on the degree of future taxable profits. To the extent that future taxable profits differ significantly from the estimates impacts the amount of the deferred tax assets management judges is probable.

The Needle Capital Corp.
Notes to the Financial Statements
For year ended June 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017

4.	Significant accounting estimates and assumptions (continued)

Financial instruments

The Company is required to classify its various financial instruments into certain categories for the financial instruments’ initial and subsequent measurement. This classification is based on management’s judgement as to the purpose of the financial instrument and to which category is most applicable.

Stock options

The Company records stock-based payments based on management’s judgement of the expected exercise date of options which is impacted by the timing of completion of the Qualifying Transaction.

5.	Cash

The proceeds raised from the issuance of share capital may only be used to identify and evaluate assets or businesses for future investment, with the exception that not more than the lesser of 30% of the gross proceeds and $210,000 may be used to cover prescribed costs of issuing the common shares or administrative and general expenses of the Company. These restrictions may apply until completion of a Qualifying Transaction by the Company as defined under the policies of the Exchange.

6.	Share capital

Authorized:

Unlimited number of Common Shares, without nominal or par value
Unlimited number of non-voting Preferred shares issuable in series

Issued: Common Shares

	Number of
	Shares	$
At incorporation	-	-
Issued for cash (i)	4,200,000	210,000
As at June 30, 2017	4,200,000	210,000
Issued for cash (ii)	3,000,000	300,000
Share issue costs	-	(124,400)
As at June 30, 2018	7,200,000	385,600

(i)

The Company issued 4,200,000 Common Shares to directors of the Company at a price of $0.05 per share. All 4,200,000 Common Shares are subject to an escrow agreement. These 4,200,000 Common Shares, which are considered contingently issuable until the Company completes a Qualifying Transaction, are not considered to be outstanding for the purpose of the loss per share calculation.

(ii)

During the year ended June 30, 2018, the Company completed its initial public offering and raised gross proceeds of $300,000 through the issuance of 3,000,000 Common Shares at a price of $0.10 per share. Included in share issuance costs is $56,500 relating to the June 30, 2017 deferred costs balance.

The Company granted warrants to the agent (the “Agent’s Warrants”) which entitles the Agent to purchase in aggregate up to 300,000 Common Shares at an exercise price $0.10 per Common Share. The Agent’s Warrants will expire 24 months from the date the Common Shares were listed on the Exchange. The Agent also received a cash commission equal to 10% of the gross proceeds of the Offering, a corporate finance fee of $10,000 and was reimbursed for its legal fees and reasonable expenses. The value of the Agent Warrants is $17,000 as determined by the Black-Scholes option pricing model, and has been recorded as share issue costs.

The Needle Capital Corp.
Notes to the Financial Statements
For year ended June 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017

6.	Share capital (continued)

Escrow

The Company has issued 4,200,000 Common Shares subject to an escrow agreement whereby 10% of the shares will be released upon completion and approval of the Company’s qualifying transaction. An additional 15% of the escrowed Common shares will be released on each six month anniversary thereafter unless otherwise permitted by the Exchange. Common Shares issued upon the exercise of options held by officers and directors are subject to the same escrow conditions. Common Shares issued upon the exercise of the Agent’s options are restricted such that only 50% of the issued shares on exercise of such options may be sold prior to the Company completing a qualifying transaction.

7.	Share-based payments

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed 10% of the issued and outstanding Common Shares. However, other than in connection with a Qualifying Transaction, during the time that the Company is a CPC, the aggregate number of Common Shares issuable upon exercise of all options granted under the Option Plan shall not exceed 10% of the Common Shares of the Company issued and outstanding at the closing of the Company's initial public offering. Such options will be exercisable for a period of up to five years from the date of grant and vest immediately.

		Weighted average
	Number of options	exercise price
Options	(#)	($)
As at June 30, 2017	-	-
Issued to directors and officers	720,000	0.10
As at June 30, 2018	720,000	0.10

	Number	Weighted average
	of warrants	exercise price
Warrants	(#)	($)
As at June 30, 2017	-	-
Issued to agents	300,000	0.10
As at June 30, 2018	300,000	0.10

The Black-Scholes option pricing model was used to estimate the fair value of options and warrants on the date of grant using the following assumptions:

		Risk-
		free		Expected
		interest	Expected	dividend	Expected	Forfeiture
	Expiry	rate	life	yield	volatility	Rate
	(year)	(%)	(years)	(%)	(%)	(%)

Options	2022	1.80	5.0	0.0	110	0.0
Agent warrants	2019	1.58	2.0	0.0	110	0.0

The fair value of the options granted to directors and officers of $57,000 is included in share-based payment expense on the statement of loss and comprehensive loss.

The Needle Capital Corp.
Notes to the Financial Statements
For year ended June 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017

8.	Income taxes

The net income tax provision differs from that expected by applying the Canadian federal and provincial corporate tax rate due to the following:

	2018	2017
Loss before taxes	$178,316	$6,631
Statutory tax rate	27%	27%
Expected tax recovery	48,145	1,790
Stock-based compensation	(15,390)	-
Share issue costs	48,735	-
Deferred tax asset not recognized	(81,490)	(1,790)
Deferred tax recovery	$-	$-

As at June 30, 2018, the Company has approximately $175,000 of a non-capital loss carryforward balance that will commence to expire in 2037 if not utilized and non-deducted financing fees balance of approximately $133,000 (2017 - $45,000). No deferred tax assets have been recognized for these deferred tax assets.

9.	Capital disclosures

The Company’s capital consists of share capital. The Company’s objective for managing capital is to maintain sufficient capital to identify, evaluate and complete an acquisition or other transaction as disclosed in Note 1.

The Company sets the amount of capital in relation to risk and manages the capital structure and makes adjustments to it in light of changes to economic conditions and the risk characteristics of the underlying assets.

The Company’s objectives when managing capital are:

i.	to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and,

ii.	to maintain investor, creditor and market confidence in order to sustain the future development of the business.

The Company is not subject to any externally or internally imposed capital requirements at period-end.

The Needle Capital Corp.
Notes to the Financial Statements
For year ended June 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017

10.	Financial instruments

The Company, as part of its operations, carries financial instruments consisting of cash and accounts payable and accruals. It is management's opinion that the Company is not exposed to significant credit, interest, or currency risks arising from these financial instruments except as otherwise disclosed.

Fair value

Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act. The Company classifies the fair value of the financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1:	Fair value measurements are those derived from quoted prices (unadjusted) in the active market for identical assets or liabilities.

Level 2:	Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices).

Level 3:	Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The fair value of cash is determined on level 1 inputs. The carrying amount of cash and account payable and accruals approximates its fair value due to the short-term maturities of these items.

Credit Risk

Credit risk is the risk of loss associated with the counterparty's inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2018, the Company had a cash balance of $284,653 to settle liabilities of $10,000.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. The Company has no market risks.

11.	Letter of Intent

During the year, the Company signed a letter of intent (“LOI”) in respect of a proposed business combination with an unrelated party (“Target Co.”) (the “Transaction”) and brokered private placement. Pursuant to the Transaction, the Company and Target Co. will complete a plan of arrangement, amalgamation, three-corner amalgamation or alternative structure to be determined. It is anticipated that the Company’s common shares will be issued to the shareholders of the Target Co. on a basis of one common share of the Company for every one common share of Target Co. outstanding. The effect of the Transaction will be a reverse take over of the Company by Target Co. As part of the Transaction, it is anticipated that Target Co will complete a private placement of its common shares for gross proceeds of not less than $5,000,000 and up to $25,000,000. The Transaction is subject to TSX Venture and other regulatory approvals.

The Needle Capital Corp.
Notes to the Financial Statements
For year ended June 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017

12.	Subsequent Event

On August 27, 2018, the Company entered into a business combination with The Flowr Corporation (“Flowr”) in which the Company acquired all the outstanding shares of Flowr. The Flowr shareholders received 85,692,095 common shares of the Company. In addition, the Company issued 4,325,000 stock options, 8,035,530 employee stock options and 441,720 broker warrants in exchange for the outstanding options and warrants of Flowr. The Qualified Transaction was approved by the TSX Venture Exchange on September 21, 2018. Upon completion of the business combination, shareholders of Flowr acquired control of the Company. The business combination is considered a purchase of the Company’s net assets by the shareholders of Flowr.

Flowr completed a concurrent subscription receipt financing of 13,807,734 subscription receipts at $2.60 per subscription receipts, for gross proceeds of $35,900,108. Flowr also paid a cash compensation of 6% of gross proceeds and issued broker warrants equal to 3% of subscription receipts. Each broker warrant entitles the holder to purchase one share at an exercise price of $2.60 for a period of 24 months. Concurrent with the closing of the Qualified Transaction the subscription receipts were converted to the Flowr shares.